Exhibit 99.1

Grant Park FUTURES FUND

GRANT PARK WEEKLY PERFORMANCE STATISTICS *		
03/03/06		
Weekly ROR	**MTD ROR**	**YTD ROR**
Class A Units 0.15%	1.55%	1.62%
Class B Units 0.13%	1.54%	1.47%

* Subject to independent verification

WEEKLY COMMENTARY FOR THE WEEK ENDED MARCH 3, 2006

The Grant Park Futures Fund posted modest gains during the past week. Positions in the interest rate and metal sectors were responsible for the majority of gains. Losses were the result of positions in the currencies and stock indices.

Short positions in the interest rate sector posted gains as concerns over rising interest rates reverberated throughout the fixed income markets. European bond markets settled the week at lower levels after the European Central Bank raised short term interest rates for the first time in five years. While fixed income prices had reflected an expectation that the Central Bank would tighten rates, comments by ECB president Jean-Claude Trichet indicating that conditions remained in place for continued economic expansion sent prices lower still. Short positions in the Euro Bund and Euro Bobl contracts profited from the sell-off. Additionally, prices for the Euribor contract were lower in London, adding to profits. Concerns that interest rates in the U.S. will have to rise further in order to combat inflation sent prices for Eurodollar contracts lower along with five and ten-year Treasury notes, resulting in profits for the sector.

News that the U.S. Securities and Exchange Commission (SEC) might approve a silver-based Exchange Traded Fund (ETF) helped push silver prices to levels not seen in 22 years. ETFs are designed to closely track the price of an underlying market and require that investors purchase the actual underlying instrument. May silver prices closed the week 41 cents higher, settling the week at $10.235 per ounce as investors became concerned that silver supplies would be depleted if the SEC approved the ETF. Long positions in the gold market also gained as the April contract added $6.80 to close at $568.00 per ounce. Aluminum and copper prices also rose for the week benefiting long positions.

Stock prices in the U.S. and Europe were lower for the week, resulting in losses for long positions in the stock index sector. Prices fell across the globe on Tuesday after Google's Chief Financial Officer told an investor conference that the search engine giant's growth might depend on moves into new markets rather than relying on improvements in its mainstay Web search advertising business. The S&P Composite Index settled down 7 points for the week. The sell-off on Wall Street spread into the Asian and European markets with the Tokyo Nikkei losing 2.72% for the week. The German DAX fell 2.54% while the Paris CAC was 1.76% weaker as analysts suggested that Google's comments resulted in weakness in the technology sector.

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY



555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com



Finally, weakness in the U.S. dollar resulted in losses to positions in the currency sector. Short positions in the euro, Swiss franc and British pound were dealt losses as those currencies appreciated against the dollar following the European Central Bank's decision to raise short-term interest rates. Short positions in the dollar index also sustained losses.

ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Dearborn
Capital Management, LLC

555 West Jackson Blvd, Suite 600
Chicago, IL 60661
(312) 756-4450 • (800) 217-7955 • FAX (312) 756-4452
Performance Hotline: (866) 516-1574
website: www.dearborncapital.com
e-mail: funds@dearborncapital.com